DX

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007251

January 27, 2004

Andrew R. Brownstein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-27-2004

Re: Sears, Roebuck and Co.
Incoming letter dated December 17, 2003

Dear Mr. Brownstein:

This is in response to your letter dated December 17, 2003 concerning the shareholder proposal submitted to Sears by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 21, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Charles Jurgonis
Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

319256

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

January 21, 2004

Delivered by Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by Sears, Roebuck and Co.

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan"), submitted to Sears, Roebuck and Co. ("Sears" or the "Company") a stockholder proposal (the "Proposal") amending the Company's bylaws to provide for the establishment of a "Majority Vote Shareholder Committee" in the event that a shareholder proposal is supported by a majority of the shares voted and Sears' board of directors (the "Board") does not take the action requested in the Proposal within 180 days of the meeting at which the vote was obtained. The purpose of the Majority Vote Shareholder Committee is to provide a mechanism for the Proposal's proponent and other interested shareholders to communicate with the independent members of the Board regarding the subject matter of the Proposal.

In a letter to the Commission dated December 17, 2003, Sears stated that it intends to omit the Proposal from its proxy materials being prepared for the 2003 annual meeting of shareholders. Sears argues that it is entitled to exclude the Proposal in reliance on (i) Rule 14a-8(i)(1) because the Proposal violates the law of New York, the jurisdiction of Sears' incorporation; (ii) Rule 14a-8(i)(6), as New York law does not permit the creation of a committee of shareholders; (iii) Rule 14a-8(i)(10) because Sears has substantially implemented the Proposal by maintaining several avenues for communication between the board and shareholders; and (iv) Rule 14-8(i)(3), as materially false and misleading to shareholders. As discussed more fully below, and as supported by the opinion of special counsel attached hereto, none of the exclusions relied on by Sears supports omission of the Proposal.

Improper Subject for Action by Shareholders Under New York Law

Section 601 of the New York Business Corporation Law ("BCL") empowers shareholders to adopt, amend or repeal by-laws "relating to the business of the corporation, the conduct of its affairs, its rights or powers or the rights or powers of its shareholders, directors or officers, not inconsistent with this chapter or any other statute of this state or the certificate of incorporation."[1] Sears argues that the by-law contained in the Proposal (the "By-law") would not be permissible under section 601 because it would violate another section of the BCL.

Specifically, Sears says the By-law would contravene BCL section 701, which provides that "the business of a corporation shall be managed under the direction of its board of directors. . . ." The statute does not elaborate on the scope of the "business of a corporation." Without citing any authority, Sears asserts that "[a] board of director's decision on whether, when and how often directors will meet with shareholders (and the topic of any such meeting) is incidental to its management of the business and affairs of the corporation."

I am informed by Beth Young, who has acted as special counsel to the Plan on matters of New York State law and whose opinion on this matter is attached hereto, that there is no New York precedent holding that it is within the exclusive purview of the board to decide whether and how often to meet with shareholders. In the absence of such precedent, Sears simply asserts that the "absurdity" of the By-law "should be obvious" because there is no limit to the number of meetings shareholders might try to compel directors to attend in a single year. But it is the By-law contained in the Proposal that is at issue here, not some hypothetical by-law requiring 100 meetings a year with shareholders (a by-law which shareholders, as a rational group, could be expected not to adopt).

The By-law deals with the allocation of power between the board and shareholders but would not usurp the board's authority to manage Sears' business. The By-law would only take effect if a shareholder proposal supported by a majority of shares voted is not implemented by the shareholders' elected representatives, the directors. The board would not be bound to take any particular action as a result of meetings between the independent directors and the Majority Vote Shareholder Committee, but those meetings would, it is hoped, ensure that the independent directors fully understood shareholders' views, unmediated by the views of company management. As two commentators practicing in New York have noted, distinguishing New York law from that of Delaware, "New York courts have long recognized that stockholder adopted by-laws can serve as an appropriate device for reallocating authority between the board and shareholders. Accordingly, they have upheld the validity of shareholder-sponsored by-laws which impose restrictions on the board's authority."[3]

1 N.Y. CLS Bus. Corp. sec. 601(b) (2003).

3 Seth Goodchild & Daniel J. Buzzetta, "Shareholder Rights By-law Amendment," New York Law Journal, Oct.

Sears also draws an analogy to cases dealing with reimbursement of proxy contest expenses—two of which were decided under Delaware law—and urges that a court applying New York law would apply these cases to invalidate the By-law because it would result in the expenditure of funds to compensate the directors for their time and reimburse them for travel expenses. Contrary to Sears' characterization, though, and as discussed in the attached opinion of special counsel, these cases do not stand for the proposition that only the board, and not shareholders, may take action that could result in the expenditure of corporate funds. Indeed, in all of the cases cited by Sears, director approval was a foregone conclusion: incumbent directors faced with proxy contests authorized expenditures of funds to defeat the dissidents, while successful dissidents—once installed on the board—voted to reimburse themselves for the funds expended in ousting the incumbents. In none of the cases cited by Sears was board approval lacking or otherwise in question.

More broadly, a rule that shareholders could never put in place a by-law that could result in the expenditure of corporate funds would severely limit—if not eliminate—shareholders' ability to enact many by-laws dealing with corporate governance matters. For example, a shareholder-adopted by-law increasing the size of the board of directors would require the corporation to expend funds recruiting and compensating the additional directors. Recognizing this, a New York court might conduct a different inquiry than the expansive one suggested by Sears in determining whether the By-law impermissibly infringes on the Sears board's power under section 701 of the BCL to manage the business of the company.

In sum, the validity of the By-law under BCL section 701 is an unsettled question, and the cases cited by Sears do not support the conclusion that a shareholder-adopted by-law cannot result in the expenditure of any corporate funds. Accordingly, exclusion of the Proposal as an improper subject for shareholder action under New York law is inappropriate.

Absence of Power or Authority to Implement the Proposal

Sears contends that it may omit the Proposal pursuant to Rule 14a-8(i)(6) because it does not have the power under New York law to constitute the Majority Vote Shareholder Committee. Sears relies in part on the absence of any mention in the BCL of committees composed of shareholders. But the BCL need not anticipate and enumerate all possible corporate governance mechanisms and structures; rather, it sets the basic "default rules" and allows significant variation among corporations.

Sears also argues that the Majority Vote Shareholder Committee would violate section 712 of the BCL, which allows the board to create committees. Section 712 deals only with committees consisting of directors and acting for the full board. It does not purport to regulate other kinds of committees, like the Majority Vote Shareholder Committee, that do not have any power to act on the board's behalf and are not permitted to interfere with the board's management of the company. For that reason, Baker v. Henry Glass & Co.,[4] in which a

30, 1997.

[4] Baker v. Henry Glass & Co., 531 N.Y.S.2d 746 (Sup. Ct. 1988).

committee of directors operated "outside the observation and supervision" of the board in making executive compensation decisions, is inapposite.

Substantial Implementation

Sears urges that exclusion of the Proposal is warranted under Rule 14a-8(i)(10), which provides for omission of proposals the company has "substantially implemented." Sears claims it has substantially implemented the Proposal by maintaining "several avenues of communication between the board of directors and Sears shareholders," including the investor relations department, the annual meeting of shareholders and the ability of shareholders to send a letter to a director via U.S. mail or e-mail.

However, none of the communication avenues established by Sears requires any response to a shareholder's inquiry. Nor do they necessarily involve independent directors. The Proposal, on the other hand, puts the independent directors and the members of the Majority Vote Shareholder Committee together for at least two meetings and facilitates a dialogue rather than a one-sided communication by a shareholder. Many institutional investors believe that such dialogues can be useful in enhancing the accountability of boards to shareholder concerns. Accordingly, the mechanisms adopted by Sears do not substantially implement the Proposal.

False or Misleading Statements

Rule 14a-8(i)(3) allows a company to omit proposals that violate any of the Commission's other proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. Sears contends that the Proposal is so vague and misleading as to justify exclusion.

Specifically, Sears claims that the statements that its board "has not taken any steps toward declassification" and "this makes four separate occasions where the board has received a majority vote from shareholders but failed to take any action" falsely imply that the board has breached its fiduciary duties. It is difficult to understand how Sears reaches that conclusion from the Proposal's language. There is simply no basis from which a reasonable shareholder could infer that the Fund is making any statement about the board's discharge of its fiduciary responsibilities. The appropriate place for a rebuttal regarding the process Sears' board has followed in considering whether to implement a proposal that has received a majority shareholder vote is in Sears' statement in opposition.

Sears objects to the lack of detail in the Proposal regarding how and by whom the members of the Majority Vote Shareholder Committee would be selected. Sears' board, using its power to amend the by-laws or by adopting informal procedures, can flesh out these matters, which are not central to the Proposal.

Sears further complains that the Proposal is "vague and ambiguous on what connection the Majority [sic] Shareholder Committee will have to Sears and does not, for example[,] clearly state that committee members would be responsible for their own expenses." Without some provision for reimbursement of expenses, it seems clear that committee members would not be entitled to reimbursement of expenses, a situation in which shareholder proposal proponents and other shareholder activists typically find themselves. The handling of committee members' expenses is incidental to the Proposal and would not affect a shareholder's decision regarding how to vote.

Similar reasoning applies to Sears' objection that the Proposal does not specify the steps the board would take if there is more than one proposal requiring the formation of a Majority Vote Shareholder Committee. The Plan believes that the logical inference from the Proposal is that each majority vote proposal would trigger the formation of a committee, though the Plan is willing to amend the Proposal to clarify this point if the Staff so requires. Likewise, the Plan does not object to clarifying that the Majority Vote Shareholder Committee may be abolished once the independent directors have met with it at least twice, unless it is disbanded earlier under the circumstances described in the Proposal.

* * * *

Please do not hesitate to contact me on (202) 429-1007 if you have any questions or need anything further.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Andrew R. Brownstein
Wachtell, Lipton, Rosen & Katz

Beth M. Young, Esq.
461 3rd St.
Brooklyn, NY 11215

January 20, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: No-action request of Sears, Roebuck and Co.
Shareholder proposal of AFSCME Employees Pension Plan

Ladies and Gentlemen:

On November 20, 2003, pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, my client, the pension plan for employees of the AFSCME Employees Pension Plan (the "Plan"), submitted a shareholder proposal (the "Proposal") to Sears, Roebuck and Co. ("Sears") for inclusion in Sears' proxy material for its 2004 annual meeting of shareholders. By letter dated December 17, 2003, Sears gave notice of its intention to omit the Proposal from its proxy material and, on Sears' behalf, the law firm of Wachtell, Lipton, Rosen & Katz made a request for no-action advice (the "No-Action Request") to the staff of the Division of Corporation Finance (the "Staff").

Pursuant to Rule 14a-8(k), I am submitting this response to Sears' No-Action Request. I am an attorney admitted to practice in New York and have acted as special counsel to the Plan on matters of New York law; accordingly, I limit the scope of this response to matters of New York State law. Specifically, this response is addressed to Sears' claim that the Proposal may be excluded under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under New York law. For the reasons set forth below, I conclude that a New York court would not hold that the Proposal is not a proper subject for action by shareholders under New York law.

Section 601 of the New York Business Corporation Law ("BCL") empowers shareholders to adopt, amend or repeal by-laws "relating to the business of the corporation, the conduct of its affairs, its rights or powers or the rights or powers of its shareholders, directors or officers, not inconsistent with this chapter or any other statute of this state or the certificate of incorporation."[1] Sears argues that the by-law contained in

1 N.Y. CLS Bus. Corp. sec. 601(b) (2003).

the Proposal (the "By-law") would not be permissible under section 601 because it would violate another section of the BCL.

Sears says the By-law would contravene BCL section 701, which provides that "the business of a corporation shall be managed under the direction of its board of directors. . . ." The statute does not elaborate on the scope of the "business of a corporation." Without citing any authority, Sears asserts that "[a] board of director's decision on whether, when and how often directors will meet with shareholders (and the topic of any such meeting) is incidental to its management of the business and affairs of the corporation."

There is no New York precedent holding that it is within the exclusive purview of the board to decide whether and how often to meet with a third party, including shareholders. The By-law deals with the allocation of power between the board and shareholders and would not, in my opinion, usurp the board's authority to manage Sears' business.

The By-law would only take effect if a shareholder proposal supported by a majority of shares voted is not implemented by the shareholders' elected representatives, the directors. The board would not be bound to take any particular action as a result of meetings between the independent directors and the Majority Vote Shareholder Committee. As two commentators have noted, distinguishing New York law from that of Delaware, "New York courts have long recognized that stockholder adopted by-laws can serve as an appropriate device for reallocating authority between the board and shareholders. Accordingly, they have upheld the validity of shareholder-sponsored by-laws which impose restrictions on the board's authority."[2]

Ripley v. Storer,[3] characterized as seminal by those commentators, involved shareholder-adopted by-laws limiting the authority of the board to take a number of actions without shareholder approval, including entering into a contract for more than a year, engaging in related party transactions and paying a bonus to any officer in excess of 5% of the corporation's net annual income. The court, though recognizing that the board is "to a very large extent free from stockholder control," nevertheless upheld the validity of those by-laws, finding that they did not violate the predecessor statute to BCL section 701.[4] I believe that decisions regarding compensation and contracts would be considered more closely related to the management of a corporation's business than a decision about the manner in which independent directors should be accountable to shareholders.

Sears also draws an analogy to cases dealing with reimbursement of proxy contest expenses—two of which were decided under Delaware law—and urges that a court applying New York law would apply these cases to invalidate the By-law because it would result in the expenditure of funds to compensate the directors for their time and

---

2 Seth Goodchild & Daniel J. Buzzetta, "Shareholder Rights By-law Amendment," New York Law Journal, Oct. 30, 1997.
3 139 N.Y.S.2d 786 (Sup. Ct. 1955).
4 Id. at 794-95.

reimburse them for travel expenses. Contrary to Sears' characterization, though, these cases do not stand for the proposition that only the board, and not shareholders, may take action that could result in the expenditure of corporate funds. Indeed, in all of the cases cited by Sears, director approval was a foregone conclusion: incumbent directors faced with proxy contests authorized expenditures of funds to defeat the dissidents, while successful dissidents—once installed on the board—voted to reimburse themselves for the funds expended in ousting the incumbents. In none of the cases cited by Sears was board approval lacking or otherwise in question.

To conclude, the validity of the By-law under BCL section 701 is an unsettled question under New York law, and the cases cited by Sears do not support the conclusion that a shareholder-adopted by-law cannot result in the expenditure of any corporate funds. There is precedent upholding shareholder-adopted by-laws that limit the discretion of the board to award long-term contracts, enter into related-party transactions and make certain kinds of compensation decisions. Accordingly, it is my opinion that exclusion of the Proposal as an improper subject for shareholder action under New York law is inappropriate.

Best regards,

Beth M. Young

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

December 17, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20547

Re: Sears, Roebuck and Company
Shareholder Proposal of AFSCME

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Sears, Roebuck and Co., a New York corporation ("Sears"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for Sears' 2004 Annual Meeting of Shareholders (together, the "Proxy Materials") the proposal submitted by the pension plan for the American Federation of State, County and Municipal Employees ("AFSCME") to Sears by facsimile and letter on November 20, 2003 (the "Proposal"). A copy of the Proposal is attached hereto as Attachment A.

With respect to the Proposal, on behalf of Sears we request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if Sears omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials.

We believe that the Proposal properly may be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(1), (3), (6) and (10), and Sears intends to exclude the Proposal from the Proxy Materials. By a copy of this letter to AFSCME, we are notifying it of our intentions. To the extent Sears' reasons for excluding the Proposal relate to matters of New York state law, this letter constitutes the supporting opinion of counsel under New York law required by Rule 14a-8(j)(2)(iii).

A. The Proposal

The Proposal seeks to amend Sears By-Laws to require the board of directors of Sears to constitute a committee of certain shareholders ("Majority Vote Shareholder Committee") if the board of directors does not take action requested in a shareholder proposal that receives a majority of the votes cast and to require the independent directors to meet with the committee at least two times prior to the annual meeting following the committee's formation.

We are aware that, in Kroger Co. (April 11, 2003), the Staff did not permit a similar proposal made to an Ohio corporation to be excluded under Rules 14a-8(e)(1) and (7). We believe Sears' situation is distinguishable based on (i) the applicability to it of principles of New York law and the different arguments that are discussed in our opinion in Section B below that were not made in the Kroger Co. letter, (ii) our arguments in Section C relating to the lack of power and authority for a New York corporation to constitute a shareholder committee, which were not made in the Kroger Co. letter and (iii) our arguments in Section D that the Proposal is substantially implemented, which were not made in the Kroger Co. letter.

B. The Proposal is properly excludable under Rule 14a-8(i) because it is not a proper subject for action by shareholders under New York law.

We have acted as special counsel to Sears on matters of New York law. For the reasons set forth below, it is our opinion that the Proposal is not a proper subject for action by shareholder under the New York Business Corporation Law ("NYBCL").

The Proposal is not a proper subject for action by shareholders under New York law because it conflicts with the fundamental state law principle that the board of directors, rather than shareholders, manage the business and affairs of the corporation, subject to the directors' fiduciary duties, which protect all of the shareholders as to the directors' exercise of their management obligation and responsibility. In New York, this principle is codified in Section 701 of the NYBCL, which states that, with two narrow exceptions that are not applicable to this situation,[1] "the business of a corporation shall be managed under the direction of its board of directors ..." This has long been recognized by courts interpreting New York law. See Vogel v. Lewis, 268 N.Y.S.2d 237, 240 (N.Y. App. Div. 1966), aff'd 224 N.E.2d 738 (N.Y. 1967) ("Section 701 of the Business Corporation Law ... provides that the business of a corporation shall be managed by its board of directors .... Management means control, superintendence or guidance."); see also Auerbach v. Bennett, 393 N.E. 2d 994, 1000 (N.Y.

[1] These exceptions relate to the power of shareholders to elect officers and the granting to shareholders of powers otherwise reserved to the board of directors for corporations that are not listed on an exchange or quoted on an over-the-counter market.

1979); Stoner v. Walsh, 772 F. Supp. 790, 796 (S.D.N.Y. 1991) (noting the "normal status" of directors as "conductors of the corporation's affairs") (internal quotations omitted).

A board of director's decision on whether, when and how often directors will meet with shareholders (and the topic of any such meeting) is incidental to its management of the business and affairs of the corporation. The Proposal, if adopted, would permit a subset of shareholders to usurp this important board function and require the independent members of the board of directors to meet with a subset of shareholders whether or not the board of directors, in the exercise of its fiduciary duty, believes that such meetings are in the best interest of the corporation and its shareholders. While the NYBCL provides that shareholders of a corporation are entitled to act on certain matters, *e.g.,* electing directors and approving extraordinary corporate matters such as mergers, there is nothing in the NYBCL that permits shareholders to call board of director meetings or to mandate whether and how often the board of directors is to meet with third parties, including shareholders. The absurdity of permitting one group of persons — in this, a subset of shareholders — to dictate the number of meetings that should be attended by another group of persons — in this case, the independent directors (who attended eight board meetings, in addition to committee meetings, in 2002) — should be obvious but can be seen even more clearly by asking whether shareholders could, through a slightly reworded proposal, compel the independent directors to attend four meetings or eight meetings or fifteen meetings with shareholders in a period of less than one year.[2] The directors themselves have a duty to act in accordance with law in good faith on behalf of the corporation and its shareholders in deciding whether and how often to meet with shareholders, and neither the shareholders, nor the Staff, nor the courts are in a position to substitute their judgment for the judgment of the directors in so doing. See Smith v. Baillie, 44 N.Y.S.2d 217, 220 (1942) ("The management of corporation has been entrusted to their directors and officers and the judgment exercised by them is not reviewable by the courts, even if they do not agree with the soundness thereof, in the absence of circumstances establishing bad faith or breach of trust on the part of directors").

In addition to the foregoing, the Proposal is also an improper subject for shareholder action under New York law because it would involve the expenditure of corporate funds without a decision of the board of directors exercising its fiduciary duties. Because directors, unlike shareholders, are charged with fiduciary responsibility for the management of the corporation's business, they are also responsible for decisions about the use of corporate property. In fulfilling its duties to direct the director election process, for example, the board of directors is entitled to use corporate funds, except to pursue a personal struggle for power, because such funds are being used for a corporate purpose in the exercise of the board's fiduciary duties. See Rosenfeld v. Fairchild Engine & Airplane Corp., 309 N.Y. 168, 172-73 (N.Y. 1955) (noting that "corporate directors have the right to make reasonable and proper expenditures, subject to the scrutiny of the courts when duly challenged, from the corporate treasury for the purpose of persuading the stockholders of the correctness of their position and soliciting their support for policies which the directors believe, in all good faith, are in the best interests of the corporation" and also that expenditure in the absence of a contested proxy is also important

[2] The Proposal contemplates that Sears would have 180 days to implement the majority-supported proposal, therefore leaving a much-reduced period of time to schedule and conclude at least two meetings between the independent directors and the shareholder committee prior to the annual shareholders meeting following the formation of the committee.

because, "[i]f directors of a corporation may not in good faith incur reasonable and proper expenses in soliciting proxies in these days of giant corporations with vast numbers of stockholders, the corporate business might be seriously interfered with because of stockholder indifference and the difficulty of procuring a quorum where there is no contest"); See also Levin v. Metro-Goldwyn-Mayer, Inc., 264 F. Supp. 797, 803-04 (S.D.N.Y. 1967). Conversely, courts have held that an insurgent who wages a proxy fight against a corporation is not entitled to a reimbursement unless such insurgent is successful and both the corporation and shareholders approve such reimbursement. See Grodetsky v. McCrory Corporation, 267 N.Y.S.2d 356, 359 (N.Y. 1966) ("It will be noted that the rule is confined to the actual, reasonable and bona fide expenses of successful contestants, reimbursement of which has been made by the corporation after approval by a majority of the stockholders."), aff'd, 276 N.Y.S.2d 841 (N.Y. App. Div. 1966), appeal denied, 226 N.E.2d 708 (N.Y. 1967); Steinberg v. Adams, 90 F. Supp. 604, 608 (S.D.N.Y. 1950) (federal court in New York applying Delaware law and noting that "it seems permissible to me that those who advocate a contrary policy and succeed in securing approval from the stockholders should be able to receive reimbursement, *at least where there is approval by both the board of directors and a majority of the stockholders*") (emphasis added). See also Rosenfeld, 309 N.Y. at 176 ("[S]ince expenditures which do not meet [the] test of propriety are intrinsically unlawful, it could not be an answer ... that the stockholder vote which purported to authorize them was heavy or that the change in management turned out to be beneficial to the corporation") (concurring opinion). Moreover, unsuccessful insurgents are not entitled to reimbursement of their expenses. See Phillips v. United Corp., No. 40-497, 1948 U.S. Dist. LEXIS, 1770, at *17 (S.D.N.Y. May 26, 1948), appeal dismissed, 171 F.2d 180 (2d Cir. 1948).

Thus, the case law on the fiduciary obligations of boards of directors to manage the business of the corporation, together with the law on the use of corporate property in election contests, recognizes that only those who manage the business of the corporation, through the exercise of fiduciary responsibility, are entitled to use corporate property in so doing. Conversely, those who do not have any similar fiduciary responsibility, such as shareholders, are not entitled to direct the use of corporate funds unless a fiduciary determination is made by the board of directors. The Proposal would violate this principle because it would require the expenditure of corporate funds without the decision of a fiduciary in that it would require a minimum of two meetings between the independent directors and the Majority Vote Shareholder Committee without a determination by the board of directors, or a committee thereof, that such meetings should take place. The fact that the Proposal is in the form of a by-law which may be adopted by shareholders does not detract from that general principle.

While the Proposal does not request a budget for the Majority Vote Shareholder Committee, it would nonetheless require expenditure of funds in order to be implemented. The Proposal, for example, requires that the independent directors meet with the Majority Vote Shareholder Committee at least twice in a period of less than one year, thus incurring travel and related expenses for Sears. In addition, as specified in Section E below, the Proposal does not specifically state that committee members will be responsible for their own expenses and does not provide indemnification to Sears for any potential liability in connection with the formation or operation of the committee. Moreover, as also specified in Section E below, the Proposal is ambiguous on whether a Majority Vote Shareholder Committee could be abolished if the independent directors did in fact meet with the committee two times prior to the annual shareholders meeting following the committee's creation, as requested by the Proposal. If the

Proposal is interpreted to not permit such abolition, then it would require the board of directors and future boards of directors to maintain this committee – and incur any potential liability and residual expenses associated therewith – for an indefinite term and would remove the board of directors' ability to revoke the scheme on the basis of experience or changed circumstances. In that case, since the Proposal would permit the abolition of the Majority Vote Shareholder Committee only if Sears adopts the proposal that is the subject matter of discussions or if the proponent of the proposal notifies Sears that it does not object to the abolition, the board of directors could not exercise any safeguards over the expenditure of funds for an indefinite period of time. Ironically, this would be the case even if a substantial majority of shareholders became opposed to the proposal (for any reason, including mootness), so long as the original proponent does not, or cannot, provide the required notice.

The SEC has also recognized this principle in a line of no-action letters beginning with the Pennzoil Company in 1993, which attempted to exclude a proposal seeking to amend the by-laws of the Pennzoil Company to establish a committee of shareholder representatives to review board activities and advise the board of its views. In a no-action letter to the Pennzoil Company, the Staff permitted exclusion of the proposal on the basis that the proposal was not a proper subject for shareholder action under Delaware law, in that "a by-law provision authorizing the expenditure of corporate funds, effected by shareholder without any concurring action by the Board of Directors, is inconsistent with Section 141(a) of the Delaware General Corporation Law unless otherwise provided in the company's certificate of incorporation or the Delaware General Corporation Law." See Pennzoil (February 24, 1993); see also Community Bancshares, Inc. (March 15, 1999). As in those letters, the Proponent is seeking a by-law amendment that would require the expenditure of corporate funds without any decision by the board of directors. Although in both Pennzoil and Community Bancshares the proposals requested a budget for the shareholder committees that involved substantial sums, we do not believe that the principle of state law set forth above, which holds that corporate funds should not be spent without the decision of a fiduciary, should be weakened by an argument over the size of the expenditure. Whether the required expenditure of corporate funds is measured in the hundreds, thousands or millions of dollars, the state law remains the same.

C. The Proposal is properly excludable under Rules 14a-8(i)(6) because Sears Lacks Power/Authority to Implement the Proposal.

Rule 14a-8(i)(6) provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal." Under New York law, the board of directors does not have the power and authority to constitute a Majority Vote Shareholder Committee composed of shareholders.

Under Section 712 of the NYBCL, a board of directors may constitute one or more committees if the certificate of incorporation or the by-laws so provide and when authorized by a majority of the entire board of directors. However, while committees of the board are permitted under the NYBCL, committees with non-directors are not mentioned at all in the statute, and there is therefore no statutory basis under the NYBCL for a board of directors of a corporation to create a committee of shareholders. Case law dealing with committees of the board also implies that the NYBCL does not contemplate non-director committees. In a New York Supreme Court case from 1988 dealing with a board committee, the court held that the board of directors cannot create a committee that operates outside the observation and supervision of certain individual directors and thus of the board of directors as a whole. See Baker v. Henry Glass & Co., 531 N.Y.S.2d 746 (S. Ct. 1988). By contrast, the New York Not-For-Profit Corporation Law ("NYNFPCL") specifically provides for "committees of the corporation" that are not standing or special committees of the board of directors. See Section 712(e) of the NYNFPCL. The NYNFPCL also states that "committees of the corporation" may be elected or appointed in the same manner as officers of the corporation and that the provisions of NYNFPCL applicable to officers shall apply to members of such committees. See Section 712(e) of the NYNFPCL. The NYBCL does not have a parallel provision.

D. The Proposal is properly excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal "if the company has already substantially implemented the proposal." According to the Securities and Exchange Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976).

When a company can demonstrate that it already has adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., Nordstrom Inc. (February 8, 1995) (proposal that company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). See also The Gap, Inc. (March 8, 1996). The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot", and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See SEC Release No. 34-30091 (August 16, 1983). It is well-established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10); differences between a company's action and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. See, e.g., Masco Corporation (March 29, 1999) (permitting the company to exclude a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). Proposals have been considered substantially implemented where the companies had implemented part, but not all, of a multi-pronged proposal. See, e.g., Columbia/HCA Healthcare Corp. (February 18, 1998) (permitting the company to exclude a proposal on "substantially implemented" grounds after it took steps to implement, partly or fully, three of the four actions requested by the proposal).

As discussed below, Sears already maintains several avenues of communication between the board of directors and Sears shareholders, demonstrating that Sears has implemented the objectives of the Proposal even though it has not effected it fully in the manner requested (see Section C. for why we believe that effecting the Proposal in the exact manner requested would be a violation of New York law).

Sears' shareholders currently may communicate both directly and indirectly with the independent members of Sears' board of directors in a variety of ways, including via Sears' Investor Relations department and at the annual shareholders meeting. Shareholders also may write independent directors either directly or in care of Sears using the Sears corporate address or electronic mail address, both of which may be obtained from Sears' corporate website.

In addition, on November 4, 2003, the Securities and Exchange Commission approved revised corporate governance rules of the New York Stock Exchange ("NYSE"), which will be codified in Section 303A of the NYSE's Listed Company Manual. Included in these revisions is Section 303A(3) of the NYSE Listed Company Manual, which states the following: "In order that interested parties may be able to make their concerns known to non-management directors, a company must disclose a method for such parties to communicate directly with the presiding director or with non-management directors as a group." The Proposal states that "[t]he purpose of this proposal is to create a mechanism by which shareholders can communicate with their representatives, the independent directors." Thus, clearly, the substance of the Proposal is covered by the revised NYSE corporate governance rules. And, just as plainly, it is not for the shareholders to determine the manner in which such communication will take place or, at least, for the shareholder to determine that directors will receive the communication in a certain way. That is a decision to be made by the board of directors as limited by state and federal law. NYSE listed companies, such as Sears, must comply with this new NYSE requirement by the earlier of their first annual shareholders meeting after January 15, 2004 or October 31, 2004. Sears is planning to comply with the NYSE listing requirement prior to the 2004 Annual Meeting of Shareholders and would therefore substantially implement the Proposal prior to the time the Proposal would be considered.

E. The Proposal is properly excludable under Rule 14a-8(i)(3) because it is in violation of the proxy rules for containing false or misleading statements.

The Staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if "the provisions of the proposal including, but not limited to, the circumstances under which its requirements would apply, are so vague and indefinite and, therefore, potentially misleading that neither shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty exactly what action or measures would be required in the event that the proposal was adopted." McDonnell Douglas Corp. (March 10, 1989); see also Wal-Mart Stores, Inc. (April 2, 2001). A shareholder proposal may also be omitted under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For purposes of Rule 14a-9, proxy material may be considered misleading if it "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." See Note to Rule 14a-9.

In particular, the Proposal is vague and misleading in the following respects:

1. AFSCME's supporting statement is misleading by stating "Sears' board has not taken any steps toward declassification" and "this makes four separate occasions where

the board has received a majority vote from shareholders but failed to take any action." The Proposal falsely leads shareholders to conclude that the board of directors has breached its fiduciary duties to shareholders by not taking steps to declassify the board of directors or commit to not adopt a shareholder rights plan without shareholder approval. In fact, as the Sears proxy statement discloses, the board of directors considers the Prior Proposals periodically following shareholder approval and each time the Prior Proposals have been approved by shareholders, the board of directors has met and reconsidered whether or not the Prior Proposals were in the best interests of the corporation and its shareholders. Each time the board of directors, in the exercise of its fiduciary responsibilities, has concluded that no further action was appropriate.

2. The Proposal requires the board of directors to constitute the Majority Vote Shareholder Committee, comprised of a proponent and all other interested shareholders. However, the Proposal provides no guidance on how the committee is to be selected, by whom it is to be selected, and whether notice of the formation of the committee must be provided to all shareholders, soliciting their interest.

3. The Proposal is vague and ambiguous on what connection the Majority Shareholder Committee will have to Sears and does not, for example clearly state that committee members would be responsible for their own expenses.

4. The Proposal is vague and ambiguous regarding those steps the board of directors must take in the event there is more than one proposal that requires the formation of a Majority Vote Shareholder Committee. Would the board of directors be required to form multiple Majority Vote Shareholder Committees or would all the proponents be added to the same committee?

5. We assume that since the only requirement of Sears with respect to the Majority Vote Shareholder Committee once it is formed is to have the independent directors meet with the committee no fewer than two times prior to the annual shareholders meeting following the formation of the committee, the committee should be disbanded once that requirement is satisfied and no further obligation exists. However, the language of the Proposal does not make that clear and in fact states that the committee may only be abolished in two circumstances that do not include the foregoing.

F. Conclusion

For the reasons provided herein, on behalf of Sears we request the concurrence of the Staff that it will not recommend enforcement action if Sears omits the Proposal (including both the resolution and the supporting statement) from its Proxy Materials.

By copy of this letter, Sears notifies AFSCME of its intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) under the Exchange Act, we have enclosed six copies of this letter, and the letter containing the Proposal and its supporting statement. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the

Staff prior to the issuance of a negative response. Please feel free to call the undersigned or Igor Kirman at 212-403-1000 with any questions or comments regarding the foregoing.

Very truly yours,

Andrew R. Brownstein

Attachment

cc: Gerald W. McEntee (AFSCME) (w/attachment)
Andrea L. Zopp (Sears, Roebuck and Co.) (w/attachment)

Attachment A

RESOLVED, that the shareholders of Sears, Roebuck & Co. ("Sears" or the "Company"), pursuant to section 601 of the New York Business Corporation Law and Article IX of the bylaws, hereby amend the bylaws to add the following:

"Article II

BOARD OF DIRECTORS

Section 10. Majority Votes on Shareholder Proposals. If a proposal (the "Proposal") submitted by a shareholder for a vote at a meeting of shareholders pursuant to Rule 14a-8 of the Securities and Exchange Commission receives a majority of the votes cast (a "Majority Vote"), and the Board of Directors (the "Board") does not take the action requested in the Proposal (or, in the case of a Proposal seeking a charter amendment, does not resolve to submit such amendment to shareholders, and recommend in favor of its approval, at the next shareholders' meeting) within 180 days of the meeting at which the vote was obtained, then:

(a) The Board shall constitute a "Majority Vote Shareholder Committee" (the "Committee") composed of the proponent of the Proposal and other shareholders that indicate to the Company an interest in participating in the Committee;

(b) The purpose of the Committee will be to communicate with the Board regarding the subject matter of the Proposal; the Committee will not be authorized to act on behalf of the Board or to compel the Board to take action, and will not interfere with the Board's authority to manage the business and affairs of the company; and

(c) The independent members of the Board shall meet with the Committee no fewer than two times between the date on which the Committee is constituted and the next annual meeting of shareholders.

The Board may abolish the Committee if (i) the Board takes the action requested in the Proposal; or (ii) the Proposal's proponent notifies the Board that it does not object to abolition of the Committee."

SUPPORTING STATEMENT

In 2000, 2002, and 2003, a majority of Company shareholders voting on the matter supported a shareholder proposal seeking declassification of the Company's board of directors. Further, in 2002, a majority of Company shareholders voting on the matter also supported a proposal requiring the board to submit any poison pill to shareholder vote prior to adoption. Nonetheless, the Sears board has not taken any steps toward declassification, nor has it made a commitment not to adopt a poison pill without shareholder approval. This makes four separate occasions where the board has received a majority vote from shareholders but failed to take any action.

The purpose of this proposal is to create a mechanism by which shareholders can communicate with their representatives, the independent directors. This proposal does not aim to supplant the board's decision-making power, but to improve that decision-making by ensuring that shareholders' viewpoints are fully presented to the independent directors.

We urge shareholders to vote FOR this proposal.

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

November 20, 2003

Via Overnight Mail and Telecopier (847) 286-7829
Sears, Roebuck and Co.
Law Department
3333 Beverly Road
Hoffman Estates, Illinois 60179
Attention: Corporate Secretary

Dear Sir or Madam,

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2003 proxy statement of Sears, Roebuck and Co. (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held. A copy of our proof of ownership will be forthcoming within seven days.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

GWMcE:jhk

RESOLVED, that the shareholders of Sears, Roebuck & Co. ("Sears" or the "Company"), pursuant to section 601 of the New York Business Corporation Law and Article IX of the bylaws, hereby amend the bylaws to add the following:

"Article II

BOARD OF DIRECTORS

Section 10. Majority Votes on Shareholder Proposals. If a proposal (the "Proposal") submitted by a shareholder for a vote at a meeting of shareholders pursuant to Rule 14a-8 of the Securities and Exchange Commission receives a majority of the votes cast (a "Majority Vote"), and the Board of Directors (the "Board") does not take the action requested in the Proposal (or, in the case of a Proposal seeking a charter amendment, does not resolve to submit such amendment to shareholders, and recommend in favor of its approval, at the next shareholders' meeting) within 180 days of the meeting at which the vote was obtained, then:

(a) The Board shall constitute a "Majority Vote Shareholder Committee" (the "Committee") composed of the proponent of the Proposal and other shareholders that indicate to the Company an interest in participating in the Committee;

(b) The purpose of the Committee will be to communicate with the Board regarding the subject matter of the Proposal; the Committee will not be authorized to act on behalf of the Board or to compel the Board to take action, and will not interfere with the Board's authority to manage the business and affairs of the company; and

(c) The independent members of the Board shall meet with the Committee no fewer than two times between the date on which the Committee is constituted and the next annual meeting of shareholders.

The Board may abolish the Committee if (i) the Board takes the action requested in the Proposal; or (ii) the Proposal's proponent notifies the Board that it does not object to abolition of the Committee."

SUPPORTING STATEMENT

In 2000, 2002 and 2003, a majority of Company shareholders voting on the matter supported a shareholder proposal seeking declassification of the Company's board of directors. Further, in 2002, a majority of Company shareholders voting on the matter also supported a proposal requiring the board to submit any poison pill to shareholder vote prior to adoption. Nonetheless, the Sears board has not taken any steps toward declassification, nor has it made a commitment not to adopt a poison pill without shareholder approval. This makes four separate occasions where the board has received a majority vote from shareholders but failed to take any action.

The purpose of this proposal is to create a mechanism by which shareholders can communicate with their representatives, the independent directors. This proposal does not aim to supplant the board's decisionmaking power, but to improve that decisionmaking by ensuring that shareholders' viewpoints are fully presented to the independent directors.

We urge shareholders to vote FOR this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sears, Roebuck and Co.
Incoming letter dated December 17, 2003

The proposal would amend Sears's bylaws to provide for the creation of a shareholder committee to communicate with the Board regarding the subject matter of shareholder proposals that are approved and not acted upon.

We are unable to conclude that Sears has met its burden of establishing that Sears may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that Sears may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Sears may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised to:

- delete the phrase "taken any steps towards declassification, nor has it" in the sentence that begins "Nonetheless, the Sears board . . ." and ends ". . . without shareholder approval"; and
- delete the phrase "but failed to take action" in the sentence that begins "This makes four . . ." and ends ". . . failed to take any action."

Accordingly, we will not recommend enforcement action to the Commission if Sears omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Sears may exclude the entire proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Sears may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Sears may exclude the entire proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Sears may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Michael R. McCoy
Attorney Adviser